Exhibit 99.1

Operating and Financial Review and Prospects

Third Quarter and Nine Months Ended September 30, 2024 and 2025

You should read the following discussion and analysis of our financial condition and results of operations for the three and nine months ended September 30, 2024 and 2025 in conjunction with our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this Report on Form 6-K, as well as our audited consolidated financial statements and the “Operating and Financial Review and Prospects” section of our 2024 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 30, 2025. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward-Looking Statements” sections of our 2024 Annual Report. The historical results described below relate to the results of our continuing operations.

Overview

Nebius Group N.V. (or the “Company”) and its subsidiaries (or “the Group”) are a technology group building full-stack AI infrastructure including high-performance GPU clusters, a proprietary cloud platform, and advanced tools for AI model training and inference to support the rapid growth of the global AI industry. The Group also owns two smaller business units that operate under their own brands, Avride and TripleTen, which are described below. In addition to our smaller business units, we own equity stakes in both Toloka and ClickHouse. Headquartered in Amsterdam and listed on Nasdaq, we have a global footprint with R&D hubs across Europe, North America and Middle East.

In September 2025 we signed a multi-billion dollar agreement with Microsoft, under which the Group expects to deliver dedicated capacity to Microsoft from its new data center in Vineland, New Jersey starting later this year. In November 2025, we signed a multi-billion dollar agreement with Meta, under which we will deliver dedicated capacity to Meta starting later this year. We believe that these contracts demonstrate our ability to support scale for the largest enterprises and workloads.

A detailed description of our business, key trends impacting our results of operations and our recent divestment transaction is contained in the “Operating and Financial Review and Prospects” section of our 2024 Annual Report.

Operating Segments

Our primary business, Nebius, is an AI cloud infrastructure business delivering high-performance compute solutions that power AI development at scale. Our full-stack approach incorporates data centers, custom-designed hardware, and an intelligent software layer, enabling us to deliver high-performance GPU clusters, a proprietary cloud platform, and advanced tools for AI model training and inference. In addition to our core business, we have two other distinct businesses that operate under separate brands:

•	Avride – a developer of autonomous driving technology for self-driving vehicles and delivery robotics;
•	TripleTen – a leading edtech platform focused on re-skilling individuals for careers in technology.

Starting the second quarter of 2025, the Company introduced the following changes to the segments under which it previously reported financial results:

Toloka, an AI development platform, previously constituted an operating segment within the Group. In May 2025, following the completion of a third-party investment in Toloka, Nebius ceased to hold majority voting power in Toloka and no longer includes Toloka’s results in Nebius’ consolidated financial statements; the Company now reports its stake as an equity method investment. Comparative financial information appearing elsewhere in this Report on Form 6-K has been recast to reflect the results of Toloka within discontinued operations.

Results of Operations

The following table presents our historical consolidated results of continuing operations for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Revenues	32.1	146.1	56.3	302.1
Operating costs and expenses:
Cost of revenues	9.9	42.9	22.6	97.7
Product development	31.4	44.9	82.9	124.2
Sales, general and administrative	47.9	89.5	170.1	218.6
Depreciation and amortization	23.5	99.0	43.8	223.3
Total operating costs and expenses	112.7	276.3	319.4	663.8
Loss from operations	(80.6)	(130.2)	(263.1)	(361.7)
Interest income	28.6	6.2	41.7	18.3
Interest expense	—	(14.7)	—	(19.5)
Gain from revaluation of investment in equity securities	—	—	—	597.4
Gain / (loss) from equity method investments	0.4	(7.5)	0.4	(13.7)
Other income / (loss), net	7.0	26.3	(9.0)	59.2
(Loss) / income before income tax expense	(44.6)	(119.9)	(230.0)	280.0
Income tax expense	(1.0)	(0.3)	(0.9)	1.4
Net (loss) / income from continuing operations	(43.6)	(119.6)	(229.1)	278.6

Net loss from continuing operations was $119.6 million in the third quarter of 2025, compared with a net loss of $43.6 million in the comparative period in 2024. The change in net loss for the three months ended September 30, 2025 is primarily due to the increase in loss from operations from $80.6 million to $130.2 million, reflecting the continuing expansion of our core infrastructure business, as well as an increase in interest expense and losses from equity method investments.

Net income from continuing operations was $278.6 million in the nine months ended September 30, 2025, compared with a net loss of $229.1 million in the comparative period in 2024. The change in net income/(loss) is primarily due to the gain from the revaluation of our investment in ClickHouse. Loss from operations increased from $263.1 million to $361.7 million, reflecting the continuing expansion of our core infrastructure business, partially offset by improved operating margins.

Revenues

The table below presents information about the revenues by the reportable segments:

	Three months ended September 30,		YoY growth	Nine months ended September 30,		YoY growth
	2024	2025	2024 to 2025	2024	2025	2024 to 2025
	(in millions of U.S. dollars)		(%)	(in millions of U.S. dollars)		(%)
Nebius	27.1	131.1	383%	44.5	266.2	498%
Avride	0.1	0.2	n/m	0.2	0.6	200%
TripleTen	6.3	16.2	157%	16.5	39.0	136%
Total segment revenues	33.5	147.5	340%	61.2	305.8	400%
Eliminations	(1.4)	(1.4)	0%	(4.9)	(3.7)	24%
Total revenues	32.1	146.1	355%	56.3	302.1	437%

Eliminations represent the elimination of transactions between the reportable segments, including use of our Nebius cloud platform by other segments within the Group.

Revenues by reportable segment:

Total revenues increased by $114.0 million, or 355%, from $32.1 million in the third quarter of 2024 to $146.1 million in the third quarter of 2025. Total revenues increased by $245.8 million, or 437%, from $56.3 million in the nine months ended September 30, 2024 to $302.1 million in the same period in 2025. This increase was predominantly driven by the revenues generated by our core AI infrastructure business, Nebius, as well as growth in TripleTen.

Revenues for the core Nebius business grew by $104.0 million, from $27.1 million in the third quarter of 2024 to $131.1 million in the third quarter of 2025. Revenues for the core Nebius business grew by $221.7 million, from $44.5 million in the nine months ended September 30, 2024 to $266.2 million in the same period in 2025. The growth of the Nebius business was largely due to the increase in the number of customers and increasing size of engagements, facilitated by the extension of our data center facilities and growth in our installed base of GPUs.

Revenues from TripleTen grew by $9.9 million, or 157%, from $6.3 million in the third quarter of 2024 to $16.2 million in the third quarter of 2025. Revenues from TripleTen grew by $22.5 million, or 136%, from $16.5 million in the nine months ended September 30, 2024 to $39.0 million in the same period in 2025.The main driver for the growth in TripleTen’s revenues was the strong growth in student enrollment and rising average check.

The Avride business had only a limited contribution to the total revenue for the Group.

Operating Costs and Expenses

We classify operating costs and expenses as follows: cost of revenues; product development; sales, general and administrative expenses; and depreciation and amortization.

Cost of revenues primarily consists of costs of operation and co-location of data center facilities, the electricity, utility and maintenance costs in data centers and other related expenses. The Group’s owned Finland data center together with rented data center facilities are significant components of the Group’s cost of revenues.

The following table presents the cost of revenues in absolute terms and as a percentage of revenues and total operating expenses for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
	(except percentages)		(except percentages)
Cost of revenues	9.9	42.9	22.6	97.7
as a percentage of revenues	31%	29%	40%	32%
as a percentage of operating expenses	9%	16%	7%	15%

Cost of revenues increased by $33.0 million, or 333%, from $9.9 million in the third quarter of 2024 to $42.9 million in the third quarter of 2025. Cost of revenues increased by $75.1 million, or 332%, from $22.6 million in the nine months ended September 30, 2024, to $97.7 million in the comparative period of 2025. Increases year over year in both periods were due to the expansion of our core AI infrastructure business, mainly driven by costs incurred for co-location and operating lease agreements, as well as the hiring of additional personnel attributable primarily to data-center operations. As our core business continues to scale, cost of revenues has increased as a proportion of total operating expenses, rising from 9% and 7% to 16% and 15% for the three and nine months ended September 30, 2025, respectively. Our Avride and TripleTen businesses had a limited contribution to the overall increase in cost of revenues.

Product development expenses consist primarily of personnel costs incurred for research and development activities. The following table presents product development expenses in absolute terms and as a percentage of total operating expenses for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
	(except percentages)		(except percentages)
Product development expenses	31.4	44.9	82.9	124.2
as a percentage of operating expenses	28%	16%	26%	19%

Product development expenses increased by $13.5 million, or 43%, from $31.4 million in the third quarter of 2024 to $44.9 million in the third quarter of 2025. Product development expenses increased by $41.3 million, or 50%, from $82.9 million in the nine months ended September 30, 2024 to $124.2 million in the comparative period of 2025. Increases year over year in both periods were primarily due to increases in headcount of personnel engaged in product development activities.

Sales, general and administrative expenses include expenses for personnel engaged in sales and promotion of products to the market, or performing general or administrative functions, including share-based compensation expenses; rental of office space and related utilities in proportion to the number of employees performing these functions; training and hiring expenses; advertising and marketing expenses, including the costs of organizing promotions; legal and audit services; and other expenses related to the Group’s wider operating activities.

The following table presents sales, general and administrative expenses in absolute terms and as a percentage of total operating expenses for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
	(except percentages)		(except percentages)
Sales, general and administrative expenses	47.9	89.5	170.1	218.6
as a percentage of operating expenses	43%	32%	53%	33%

Sales, general and administrative expenses increased by $41.6 million, or 87%, from $47.9 million in the third quarter of 2024 to $89.5 million in the third quarter of 2025. This increase is primarily due to an increase in share-based compensation expense allocated to personnel engaged in sales, general and administrative activities, followed by the growth in marketing and advertising expenses.

Sales, general and administrative expenses increased by $48.5 million, or 29%, from $170.1 million in the nine months ended September 30, 2024 to $218.6 million in the comparative period of 2025. The growth in expense categories such as share-based compensation expense, marketing and advertising expenses was offset by a decrease in consulting, legal and professional fees incurred, which included expenses in the second quarter of 2024 that were incremental to our main operating activities and related to the divestment we completed in that period.

Depreciation and amortization. Depreciation and amortization expense relates to the depreciation of property and equipment, mainly servers and networking equipment, data center equipment and office furniture, and the amortization of intangible assets.

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
	(except percentages)		(except percentages)
Depreciation and amortization expense	23.5	99.0	43.8	223.3
as a percentage of operating expenses	21%	36%	14%	34%

Depreciation and amortization expense increased by $75.5 million, or 321%, from $23.5 million in the third quarter of 2024 to $99.0 million in the third quarter of 2025 and increased by $179.5 million, or 410%, from $43.8 million in the nine months ended September 30, 2024 to $223.3 million in the comparative period of 2025. The growth in both periods was primarily due to the increase of depreciation expense related to server and network equipment and infrastructure systems, primarily as a result of the expansion of data center and GPU capacity in our core business, Nebius.

Share-based compensation. In the consolidated statements of operations, share-based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share-based compensation expense is allocated among the cost of revenues; product development expenses; and sales, general and administrative expenses.

The following table presents aggregate share-based compensation expense in absolute terms and as a percentage of operating expenses for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
	(except percentages)		(except percentages)
Share-based compensation expense included within:
Cost of revenues	—	0.1	—	0.4
Product development	1.6	3.0	6.4	12.6
Sales, general and administrative expenses	5.3	23.0	7.6	45.3
Total share-based compensation expense	6.9	26.1	14.0	58.3
as a percentage of operating expenses	6%	9%	4%	9%

Share-based compensation expense increased by $19.2 million, or 278%, from $6.9 million in the third quarter of 2024 to $26.1 million in the third quarter of 2025. Share-based compensation expense increased by $44.3 million, or 316%, from $14.0 million in the nine months ended September 30, 2024 to $58.3 million in the nine months ended September 30, 2025. The growth in both periods was primarily due to the awards of RSUs granted under the Company’s equity incentive program in the second half of 2024. Grants of share options in 2025 to the Group’s senior management, including executive directors, were the second largest contributor to the growth.

Adjusted EBITDA loss by reportable segments

Our management uses Adjusted EBITDA (loss) as a key financial measure of the ordinary performance of our businesses. Adjusted EBITDA loss means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense/(benefit), and (5) one-off restructuring and other expenses; less (1) interest income, (2) other income/(loss), net, (3) income/(loss) from equity method investments and (4) gain from revaluation of equity securities. For a reconciliation between total Adjusted EBITDA loss and net loss before income tax expense see Note 14 — “Information about segments & geographic areas” of our condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

The table below presents information about the Adjusted EBITDA (loss) of the reportable segments:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Nebius	(21.5)	25.1	(90.0)	7.2
Avride	(15.4)	(20.8)	(49.8)	(55.0)
TripleTen	(9.0)	(9.5)	(22.6)	(32.1)
Total adjusted EBITDA (loss)	(45.9)	(5.2)	(162.4)	(79.9)

Adjusted EBITDA (loss) by reportable segments:

Total Adjusted EBITDA (loss) for the Group improved by $40.7 million in the third quarter of 2025 compared to the same period of 2024. Total Adjusted EBITDA (loss) for the Group improved by $82.5 million in the nine months ended September 30, 2025, compared to the same period of 2024. These improvements were primarily due to the increase in revenue, partially offset by growth in cost of revenues, represented by direct costs of our data center facilities, as well as an increase in other operating expense categories.

Adjusted EBITDA (loss) for the Nebius business improved by $46.6 million in the third quarter of 2025 compared to the same period of 2024. Adjusted EBITDA (loss) for the Nebius business improved by $97.2 million in the nine months ended September 30, 2025 compared to the same period of 2024. As our core infrastructure business continues to scale, we are seeing improving Adjusted EBITDA margin. The Nebius operating segment first generated positive adjusted EBITDA in the second quarter of 2025 and continued its improvement during the third quarter of 2025.

Adjusted EBITDA (loss) of Avride increased by $5.4 million in the third quarter of 2025 compared to the same period of 2024. Adjusted EBITDA (loss) of Avride increased by $5.2 million in the nine months ended September 30, 2025 compared to the same period of 2024. The increase was primarily due to higher operating expenses associated with business expansion and development initiatives.

Adjusted EBITDA (loss) of TripleTen was relatively stable in the third quarter of 2025 compared to the same period of 2024. Adjusted EBITDA (loss) of TripleTen increased by $9.5 million in the nine months ended September 30, 2025, compared to the same period of 2024. These were mainly due to targeted investments into the expansion of its client base in the first half of 2025.

Interest Income

Interest income is mainly generated from short-term bank deposits and cash account balances. Interest income was $6.2 million in the third quarter of 2025, compared with $28.6 million in the third quarter of 2024. Interest income was $18.3 million in the nine months ended September 30, 2025 compared with $41.7 million in the nine months ended September 30, 2024. The decrease in interest income in both periods was driven by the reallocation of funds from terms deposits to money market funds, income from which is reflected in other income / (loss).

Interest Expense

Interest expense of $14.7 million in the third quarter of 2025 and $19.5 million during the nine months ended September 30, 2025 is fully attributable to convertible notes issued by the Company in June 2025 and September 2025.

See Note 12 — “Convertible debt” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Gain from revaluation of investment in equity securities

Gain from revaluation of investment in equity securities in the amount of $597.4 million in the nine months ended September 30, 2025 represents a revaluation gain of our investment in ClickHouse based on observable price changes following a third-party investment in ClickHouse during the period.

See Note 5 — “Investments in equity securities and equity method investments” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Loss from equity method investments

Loss from equity method investments in the amount of $7.5 million in the third quarter of 2025 and $13.7 million in the nine months ended September 30, 2025 primarily reflects a loss related to our remaining stake in Toloka, which was deconsolidated in the second quarter of 2025 and subsequently accounted for under the equity method, offset by income received in the form of cash distributions from our minor stakes in venture capital funds.

See Note 5 — “Investments in equity securities and equity method investments” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Other Income/(Loss), net

The following table presents the components of other income / (loss), net in absolute terms for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Foreign exchange gain / (loss)	5.6	14.2	(8.3)	25.0
Gain from investments in money market funds	—	12.0	—	33.9
Other gain / (loss), net	1.4	0.1	(0.7)	0.3
Total other income / (loss), net	7.0	26.3	(9.0)	59.2

Other income/(loss), net includes foreign exchange gain in the amount of $5.6 million for the three months ended September 30, 2024 and foreign exchange gain in the amount of $14.2 million for the three months ended September 30, 2025.

Other income/(loss), net includes foreign exchange loss in the amount of $8.3 million for the nine months ended September 30, 2024 and foreign exchange gain in the amount of $25.0 million for the nine months ended September 30, 2025.

The functional currency of Nebius Group N.V. is the United States dollar, which is also the Group’s current reporting currency. Foreign exchange gain/(loss) dynamics reflect changes in the U.S. dollar value of the Group’s monetary assets and liabilities that are denominated in other currencies (primarily the euro), as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies.

Liquidity and Capital Resources

The Group’s principal sources of liquidity to date are a combination of equity and debt financing, including convertible notes issued in June 2025 and September 2025, as well as a public equity offering completed in September 2025. Before 2025, the Group’s principal source of liquidity was the cash consideration received for the divestment completed in 2024.

As of September 30, 2025, $4,794.8 million was recorded in cash and cash equivalents. Cash equivalents mainly consist of bank deposits with original maturities of three months or less and investments in money market funds.

The Group’s main cash outflows are as follows: acquisitions of server and infrastructure equipment, investments in construction of new capacity in our proprietary data center in Finland, as well as build-to-suit facilities, lease payments for co-location agreements and other general corporate activities. Our businesses expect to fund their operations, to the extent required, through debt or equity financing, as well as achieving positive operating cash flow in the near- to medium-term on a Group level.

Cash Flows

Set out below is a summary of cash flows from continuing operations for the nine months ended September 30, 2024 and 2025.

	Nine months ended September 30,
	2024	2025
	(in millions of U.S. dollars)
Net cash used in operating activities	(196.8)	(432.4)
Net cash provided by / (used in) investing activities	1,087.9	(2,098.2)
Net cash provided by financing activities	(1.7)	5,019.1

Cash flows used in operating activities

Net cash used in operating activities was $432.4 million in the nine months ended September 30, 2025, and increased by $235.6 million compared to the same period of 2024. The increase mainly resulted from changes in working capital, on the back of improved operating margins of our core business. Changes in operating assets and liabilities resulted in an outflow of $424.1 million in the nine months ended September 30, 2025, and $36.3 million in the same period of 2024, primarily due to changes in VAT reclaimable, other assets, accounts payable and accounts receivable.

Cash flows (used in)/provided by investing activities

Net cash used in investing activities in the nine months ended September 30, 2025 amounted to $2,098.2 and consists primarily of the purchases of property, plant and equipment related to our core infrastructure business, as well as consideration paid for equity securities of ClickHouse and Toloka.

Net cash provided by investing activities in the nine months ended September 30, 2024 amounted to $1,087.9 million and consists primarily of the proceeds from the divestment transaction completed in the period, partially offset by purchases of property, plant and equipment, as well as the effect of deconsolidation of the Group’s former subsidiaries.

Cash received for the divestment consists of cash received in in May 2024 and July 2024, in the amount of $2,458.1 and $184.2, respectively (see Note 3 — “Acquisitions, Disposals and Discontinued Operations” in the Notes to our consolidated financial statements included in our 2024 Annual Report). As a result of the divestment, we deconsolidated $1,174.9 million in cash and cash equivalents related to discontinued operations.

The table below presents information about our capital expenditures:

	Nine months ended September 30,
	2024	2025
	(in millions of U.S. dollars)
Capital expenditures	(390.0)	(2,010.0)

Capital expenditures relate primarily to our investments in GPUs and data center hardware. After the completion of the divestment in July 2024, we substantially increased the pace of our investments in this area to support the growth of our core business.

Cash flows provided by financing activities

Net cash provided by financing activities in the nine months ended September 30, 2025 was $5,019.1 million consisting of the aggregate gross proceeds from the issuance of convertible notes and equity. The Group issued convertible notes in the aggregate principal amount of $3,162.5 million in September 2025, in two equal tranches due 2030 and 2032; and issued convertible notes in the aggregate principal amount of $1,000 million in June 2025, in two equal tranches due 2029 and 2031; these represent senior unsecured obligations of the Company. Concurrently with the convertible notes offering in September 2025, the Group issued 12.4 million Class A shares in a public offering, for aggregate gross proceeds of $1,150.0 million. We incurred issuance costs in amount of $89.3 million in relation to the convertible notes issued in June and September 2025 and $23.9 million in respect of the equity offering.

The proceeds from financing transactions in the nine months ended September 30, 2025 were partially offset by the payment of Dutch dividend withholding tax in the amount of EUR 173.7 million ($181.5 million at the exchange rate on the date of payment) in connection with the portion of the consideration for the divested businesses that was received in the form of the Company’s Class A shares.